FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-108780
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 27 DATED NOVEMBER 18, 2005
TO THE PROSPECTUS DATED JUNE 18, 2004
     This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 12 to the Prospectus, dated April 22, 2005, Supplement No. 14 to the Prospectus, dated May 19, 2005, Supplement No. 20 to the Prospectus, dated August 22, 2005, Supplement No. 21 to the Prospectus, dated August 29, 2005, Supplement No. 22 to the Prospectus, dated September 15, 2005, Supplement No. 23 to the Prospectus, dated October 3, 2005, Supplement No. 24 to the Prospectus, dated October 12, 2005, Supplement No. 25 to the Prospectus, dated October 31, 2005 and Supplement No. 26 to the Prospectus, dated November 7, 2005. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.
     The purposes of this Supplement are as follows:
•	to provide an update on the status of our public offering;

•	to describe our commitment to increase our interest in the Core Fund; and

•	to describe the potential acquisition of a group of properties located in Miami, Florida.
Status of the Offering
     As of November 16, 2005, we had received gross offering proceeds of approximately $197.0 million from the sale of 19,907,897 of our common shares, including approximately $2.1 million of gross proceeds related to the sale of 222,842 common shares pursuant to our dividend reinvestment plan. As of November 16, 2005, 180,314,945 common shares remained available for sale to the public pursuant to the offering, exclusive of 19,777,158 common shares available under our dividend reinvestment plan.
Additional Investment in the Core Fund
      Effective on November 14, 2005, we entered into an agreement to make a $100 million capital commitment to the Core Fund. Pursuant to this agreement, our management expects that we will make a capital contribution to the Core Fund of $18.3 million on December 1, 2005. Thereafter, we will participate in capital calls issued by the Core Fund with other Core Fund partners until our capital commitment is fully funded. We expect to use proceeds received from our public offering and/or funds available under our revolving credit facility to make capital contributions related to this capital commitment.
Potential Acquisition of Airport Corporate Center
      On October 12, 2005, we entered into a contract with an unaffiliated third party to acquire Airport Corporate Center, a group of properties located in the Miami Airport submarket of Miami, Florida. The property consists of 11 buildings and a 5.46-acre land tract. The buildings contain an aggregate of approximately 1,018,447 square feet of rentable area and are approximately 92% leased. A subsidiary of Norwegian Cruise Lines leases 179,853 square feet, or approximately 18%, of the property’s rentable area. This lease expires in January 2009. No other tenant leases more than 10% of the rentable area. We believe that Airport Corporate Center is suitable and adequate for its intended purpose.
      The aggregate purchase price for Airport Corporate Center is expected to be approximately $156.8 million, exclusive of transaction costs, financing fees and working capital reserves. We anticipate that the acquisition will be funded with net proceeds from our public offering, borrowings under our revolving credit facility and the assumption of an existing mortgage loan. In connection with the acquisition of Airport Corporate Center, we expect to pay our Advisor approximately $784,000 in cash acquisition fees. Likewise, the Participation Interest in the Operating Partnership will increase as a result of the acquisition as described in the Prospectus.
      We anticipate that the acquisition of Airport Corporate Center will be consummated in late December, 2005. Although we believe the acquisition of Airport Corporate Center is probable, the closing of such acquisition is subject to a number of conditions and there can be no guarantee that the acquisition of Airport Corporate Center will be consummated. If we elect not to close on Airport Corporate Center, we will forfeit the $5.0 million earnest money deposit we made.